Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 MAR 19 AM 7:21

82-1565

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	18 March, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	16 pages (including cover sheet)

SUPPL

GOODMAN FIELDER LTD – NOTICES OF CHANGE OF INTERESTS OF SUBSTANTAIL HOLDER – AUSTRALIA & NEW ZEALAND

Please see attached copy of an announcement released to the Australian Stock Exchange this morning.

Yours sincerely

03007539

PROCESSED
APR 01 2003
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

3/20

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

18 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Fielder Limited - Notices of change of interests of substantial holder - Australia and New Zealand

Please find enclosed letter dated 18 March 2003 to Goodman Fielder Limited together with notices required for Australia and New Zealand.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Copy: New Zealand Stock Exchange

If you have any enquiries please call:		
Shareholder information lines:	Australia New Zealand	1300 888 943 0800 006 675
Media:	Graham Canning Peter Brookes	0418 866 214 0407 911 389

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

18 March 2003

BY COURIER
& Facsimile: (02) 8874 6068

Goodman Fielder Limited
75 Talavera Road
MACQUARIE PARK NSW 2113

Attention: Mr Ian Gilmour

Dear Sir

Notices of change of interests of substantial holder - Australia and New Zealand

We enclose, in accordance with the Corporations Act 2001, Form 604 – Notice of change of interests of substantial holder.

Also enclosed in accordance with the New Zealand Securities Markets Act 1988 is a Substantial Security Holder Notice.

Yours faithfully

HELEN GOLDING
Company Secretary

Attach.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme — Goodman Fielder Limited (the **Company**)

ACN/ARSN — 000 003 958

1. Details of substantial holder (1)

Name — Burns, Philp & Company Limited (ACN 000 000 359) (**Burns Philp**) and each of the companies listed in Annexure "B" (**Burns Philp Group**), each of the companies listed in Annexure "C" (**Rank Group**), BPC1 Pty Limited (ACN 101 665 918) (**BPC1**) and Mr Graeme Hart.

ACN (if applicable) — (See also Annexure "B" and Annexure "C")

There was a change in the interests of the substantial holder on — 17/03/2003

The previous notice was given to the company on — 17/03/2003

The previous notice was dated — 17/03/2003

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	728,221,813	60.69% (based on 1,199,862,666 ordinary shares on issue)	762,683,422	63.53% (based on 1,200,562,666 ordinary shares on issue)

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer Annexure "A"	BPC1, Burns Philp, Burns Philp Group, Rank Group and Mr Hart	Acceptances of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")	$1.635 cash for every ordinary share in the Company (being $1.87 per share, as adjusted to reflect the 3.5 cent dividend per share and 20 cent special dividend per share declared by the Company and the increase of $0.02 announced by Burns Philp on 13 March 2003).	34,474,003 ordinary shares	34,474,003 ordinary shares

		Withdrawal of acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")	Nil	12,394 ordinary shares	12,394 ordinary shares

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BPC1	BPC1	BPC1	Relevant interest under section 608(1) of the Corporations Act 2001 as the holder of ordinary shares.	216,980,000 ordinary shares	18.07%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(1) pursuant to acceptances of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D").	545,703,422 ordinary shares	45.45%
Burns Philp	BPC1	BPC1	Relevant interest under section 608(3)(b) of the Corporations Act 2001, being a relevant interest held through a body corporate that Burns Philp controls. Burns Philp is not a registered holder of the securities and Burns Philp's ability to vote or dispose of the shares is qualified accordingly.	216,980,000 ordinary shares	18.07%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(3)(b).	545,703,422 ordinary shares	45.45%

Burns Philp Group (other than Burns Philp), Rank Group and Mr Graeme Hart	BPC1	BPC1	Relevant interest under section 608(3)(a) of the Corporations Act 2001. None of the persons referred to is a registered holder of the securities and the ability of each of them to vote or dispose of the shares is qualified accordingly.	216,980,000 ordinary shares	18.07%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(3)(a).	545,703,422 ordinary shares	45.45%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	Please refer to Form 604 dated 20/12/2002

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BPC1	Level 23, 56 Pitt Street, Sydney, NSW 2000
Burns Philp	Level 23, 56 Pitt Street, Sydney, NSW 2000
Burns Philp Group	See Annexure "B"
Rank Group	See Annexure "C"
Mr Graeme Hart	Level 12, 132-138 Quay Street, Auckland, New Zealand

Signature

print name **HELEN GOLDING** capacity **Secretary**

sign here date 18/03/2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A" to Form 604

This is Annexure "A" of 1 page referred to in Form 604 signed by me and dated 18 March 2003.

18 March 2003

Date

~~Director~~/Secretary

Acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")

Date of change	Class and number of securities affected	Person's votes affected
17/03/2003	34,474,003 Ordinary shares	34,474,003
Total	34,474,003	34,474,003

Withdrawal of acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")

Date of change	Class and number of securities affected	Person's votes affected
17/03/2003	12,394 Ordinary shares	12,394
Total	12,394	12,394
Net Acceptances	34,461,609	34,461,609

Annexure "B" to Form 604

This is Annexure "B" of 4 pages referred to in Form 604 signed by me and dated 18 March 2003.

18 March 2003

Date

~~Director~~/Secretary

Burns, Philp & Company Limited (ACN 000 000 359) is the controlling entity of BPC1 Pty Limited (ACN 101 665 918).

Set out below are related bodies corporate of BPC1 Pty Limited.

Company	ACN	Registered Office
Burns, Philp & Company Limited	000 000 359	Level 23, 56 Pitt Street, Sydney NSW 2000
Bevsel Pty Limited	065 601 621	Level 23, 56 Pitt Street, Sydney NSW 2000
BPT South Pacific Pty Limited	050 105 452	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Australia Pty Limited	101 664 082	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Camellia Pty Limited	003 925 040	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Capital Pty Limited	100 768 803	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Custodians Pty Limited	003 853 629	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Holdings Pty Limited	000 003 010	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Overseas Holdings Limited	000 010 711	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Overseas Investments Pty Limited	101 664 840	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Properties Pty Limited	008 443 856	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Services Pty Limited	003 994 250	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Hardware Holdings Pty Limited	001 810 206	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp International Investments Pty Limited	000 010 739	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Investments Pty Limited	000 023 807	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Microbiology Pty Limited	055 780 713	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Middle East Pty Limited	077 288 021	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Overseas Holdings Limited	004 474 551	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Pakistan Pty Limited	068 581 653	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Shipping Holdings Pty Limited	000 086 000	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp South America Pty Limited	072 208 309	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Technology & Development Pty Limited	003 994 241	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Technology Pty Limited	061 602 506	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Treasury (Australia) Limited	003 731 986	Level 23, 56 Pitt Street, Sydney NSW 2000
E L Bell Pty Limited	003 853 594	Level 23, 56 Pitt Street, Sydney NSW 2000
Indonesian Yeast Company Pty Limited	061 753 026	Level 23, 56 Pitt Street, Sydney NSW 2000
Integrated Ingredients Indonesia Pty Limited	064 996 247	Level 23, 56 Pitt Street, Sydney NSW 2000
Integrated Ingredients Pty Limited	003 853 647	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Argentina Pty Limited	003 994 312	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Brazil Pty Limited	060 142 038	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Chile Pty Limited	061 325 157	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation China Pty Limited	051 675 775	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation India Pty Limited	063 797 759	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Indonesia Pty Limited	001 515 617	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Malaysia Pty Limited	051 611 628	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Philippines Pty Limited	068 581 493	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Vietnam Pty Limited	066 107 426	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Grocery Pty Limited	003 853 610	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Integrated Ingredients Pty Limited	000 385 026	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Yeast Australia Pty Limited	003 853 656	Level 23, 56 Pitt Street, Sydney NSW 2000
MBT Engineering Pty Limited	000 106 178	Level 23, 56 Pitt Street, Sydney NSW 2000
MBT Fabrication Services Pty Limited	069 533 160	Level 23, 56 Pitt Street, Sydney NSW 2000
Nanged Pty Limited	060 337 993	Level 23, 56 Pitt Street, Sydney NSW 2000

Attachment continues with details of overseas related bodies corporate of BPC1 Pty Limited.

Company	Registered No.	Registered Office
COMPANIA ARGENTINA DE LEVADURAS S.A.I.C.	No. 950, Book No. 49, Volume A of Corporations. IGJ Dossier No. 180.240.	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
SUDAMERICANA DE LEVADURAS S.A. DE INVERSIONES	No. 1287 Book No. 9 Volume A of Corporations. IGJ Dossier No. 1,734,891	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
SURGRAS S.A.	No. 8673, Book No 122, Volume A of Corporations. IGJ Dossier No. 1,734,891	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
BURNS PHILP A & B LIMITED	C-32198(1319)/97	1, MOULVI BAZAR (2ND FLOOR), DHAKA 1100, BANGLADESH
E49 EMPREENDIMENTOS E PARTICIPACOES LTDA	184.109/02-4 – Board of Trade of the State of Sao Paulo	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
MAURI BRASIL INDÚSTRIA, COMÉRCIO E IMPORTACÃO LTDA	NIRC 35211762236*	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
BURNS PHILP FOOD LIMITED	398809-1	31 AIRLIE STREET, LASALLE, QUEBEC H8R 1Z8 CANADA
BURNS PHILP CHILE INVERSIONES LIMITADA	FS 20401 No. 16803	MIRAFLORES 222 PISO NO. 24 SANTIAGO, CHILE
HARBIN MAURI YEAST COMPANY LIMITED		1 TONGCHENG STREET, ACHENG CITY HARBIN, HEILONGJIANG PROVINCE P.R. CHINA
HEBEI MAURI FOOD COMPANY LIMITED		NO. 1 GUNGYEBEIDAJIE ZHANGBEI ZHEN ZHANGBEI COUNTY, HEBEI PROVINCE, P.R. CHINA
PANYU MAURI FOOD CO LIMITED		MEISHAN INDUSTRIAL AREA HUANGGE TOWN, PANYU CITY GUANGZHOU PROVINCE, P.R. CHINA
YANTAI MAURI YEAST COMPANY LIMITED		DOUYU TOWN FUSHAN DISTRICT YANTAI, SHANDONG PROVINCE, P.R. CHINA
BURNS PHILP COLOMBIA S.A	Public Deed No. 3834	BOGOTA DC, COLOMBIA
GREENSTED S.A. SUCURSAL COSTA RICA (BRANCH)	Corporate Identity No. 3-012-328923	NO REGISTERED ADDRESS. FOR NOTIFICATION PURPOSES: PO BOX 5069, 1000, SAN JOSE, COSTA RICA (LOCAL ATTORNEY'S PREMISES)
BURNS PHILIP ECUADOR S.A.	Resoluton No. 02.Q.I.J. 3025	AVENIDA REPUBLICA DE EL SALVADOR NO. 1082 TORRE LONDRES. NOVENO PISO QUITO, ECUADOR (LOCAL ATTORNEY'S PREMISES)
GREENSTED S.A. SUCURSAL EL SALVADOR (BRANCH)		SAN SALVADOR, EL SALVADOR
BEG FRANCE S.A.R.L.	B 347 394 058/ Lyon	IMMEUBLE LYON BUSINESS CENTRE 50 RUE DE L'ABONDANCE 69421 – LYON CEDEX 03 FRANCE
BEG BACKHEFE EXPORT GMBH	HRB 31806, Hamburg	HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND EXPORT NAHRUNGSMITTEL-VERTRIEBSGESELL SCHAFT MBH	HRB 65889	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND GMBH	HRB 65911	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND GRUNDBESITZ GMBH	HRB 65874	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY

DEUTSCHE HEFEWERKE GMBH & CO OHG	HR A 89686, Hamburg, as a private firm	HAMBURG GERMANY
DEUTSCHE HEFEWERKE VERWALTUNGS GMBH	HRB 67571	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
HEFE-PATENT GMBH	HRB 3370*	BERLIN-CHARLOTTENBURG GERMANY
BURNS PHILP GUATEMALA S.A.		AVENIDA REFORMA 15-54 ZONA 9 EDIFICIO REFORMA OBELISCO, TERCER NIVEL, 01009, GUATEMALA (LOCAL ATTORNEY'S PREMISES)
GREENSTED S.A. SUCURSAL HONDURAS (BRANCH)		HONDURAS
BURNS PHILP INDIA (PRIVATE) LIMITED	21-24601 OF 1960	60 C, CHOWRENGHEE ROAD, CALCUTTA INDIA
COCHIN SPICES PRIVATE LIMITED	09-06079 OF 1991	COCHIN INDIA
MAURI YEAST INDIA (PRIVATE) LIMITED	18-45795 OF 2000	NO. 2, GANAPATHY COLONY (OFF CENATOPH II LANE) TEYNAMPET CHENNAI 600 018, INDIA
BURNS PHILP ALIMENTOS S. DE R.L. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
BURNS PHILP MEXICO, S.A. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
BURNS PHILP NETHERLANDS EUROPEAN HOLDINGS B.V.	33259411	AMSTERDAM (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
BURNS PHILP TREASURY (EUROPE) B.V.	33256930	WAPENVELD (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
BURNS PHILP FINANCE NEW ZEALAND LIMITED	1262084	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
BURNS PHILP (NEW ZEALAND) LIMITED	AK 112484	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
NEW ZEALAND FOOD INDUSTRIES LIMITED	AK 024546	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
PINNACLE NZ LIMITED	AK 050423	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
GREENSTED S.A. (BRANCH)	No. 20, 784-B2, Pages 266/305; volume 770-B2, second book of Corporations and No. 55034-A, Pages 70/71, volume 147-A, Book of persons	MANAGUA, NICARAGUA. FOR NOTIFICATION PURPOSES: ALTAMIRA D'ESTE ROTONDA MADRID 235 MANAGUA, NICARAGUA (LOCAL ATTORNEY'S PREMISES)
BURNS PHILP PERU S.A.C.	File 11405645 Lima's company registry (Registro De Personas Juridicas De Lima)	LIMA, PERU. FOR TAX PURPOSES: LAS BEGONIAS 475, SIXTH FLOOR SAN ISIDRO, LIMA 27, PERU
MAURI FERMENTOS, SA	959	CACHOFARRA 2910-324 SETOBAL PORTUGAL
BURNS PHILP FOOD SA	A 80208655	C/- LEVADURA 5 14710 VILLARRUBIA CORDOBA, SPAIN
BURNS PHILP LANKA (PRIVATE) LIMITED	PBS 660/PVS	124, TEMPLERS ROAD, MOUNT LAVINIA SIR LANKA
MAURI MAYA SANAYI A.S.		AKSAKAL BANDIRMA, TURKEY

BURNS PHILP (U.K.) PLC	2134749	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP EUROPE LIMITED	2883738	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP PENSION PLAN LIMITED	02388847V	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
S HOFFNUNG & CO	74301	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BPCUS1 INC.	Delaware Reg. No. 3599042	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
BURNS PHILP CAPITAL (U.S.) INC.	Delaware Reg. No. 3615529	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
BURNS PHILP FOOD INC	Fed. ID. 22-2723920	CT CORPORATION 818 WEST SEVENTH STREET LOS ANGELES CA 90017 USA
BURNS PHILP INC.	Fed.ID. 94-3006329	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
TONE BROTHERS INC	FED.ID. 42-1128279	C/- C T CORPORATION SYSTEM 2222 GRAND AVENUE DES MOINES, IA 50312 USA
FITAMAR S.A.	No. 1896 Fo. 2443 Lo. No. 2	ESPINILLO 1423 MONTEVIDEO URUGUAY
FLODDEN S.A.	No. 4597	YAGUARON 1407 – OF. 607 MONTEVIDEO URUGUAY
GREENSTED S.A.	No. 5551	JUNCAL 1327 – UNIDAD 2201 MONTEVIDEO URUGUAY
LEVADURA URUGUAYA S.A.	No. 144 FO. 603 LO. No. 2	CARLOS ANTONIO LOPEZ 7547 12400 MONTEVIDEO URUGUAY
BURNS PHILP VENEZUELA S.A.	No. 23 Volume 694-A-QTO	CARACAS, VENEZUELA
MAURI-LA NGA FERMENTATION CO. LTD		PHU NGOC WARD TAN PHU DISTRICT DONG NAI PROVINCE VIETNAM

Annexure "C" to Form 604

This is Annexure "C" of 1 page referred to in Form 604 signed by me and dated 18 March 2003.

18 March 2003

Date

~~Director~~/Secretary

Members of the Rank Group

NAME	REGISTERED NUMBER
Rank Group Limited	AK100090
Kintron Developments Limited	AK860967
Bluemont Properties Limited	AK921168
Zelda Holdings Limited	AK921165
Buckvale Enterprises Limited	AK921167
Millstreet Investments Limited	AK635613
Rank Holdings Limited	AK1188967
Rank Commercial Limited	AK1188966
Rank Investments Limited	AK1188968
Bredgar Investments Limited	AK8704361
Tenham Investments Limited	AK1197306
Berengrove Investments Limited	AK1197305
Barberton Investments Limited	AK921169
New Zealand Dairy Foods Limited	AK45065
New Zealand Dairy Foods Holdings Limited	AK1197309
Algoma Investments Limited	AK581415
Felham Enterprises (Cayman) Limited	Registered in the Cayman Islands

Annexure "D" to Form 604

This is Annexure "D" of 2 pages referred to in Form 604 signed by me and dated 18 March 2003.

18 March 2003

Date

~~**Director**~~**/Secretary**

Offer terms

The terms of the Offer are set out in the following documents:

1. The Bidder's Statement Offer - Section 9 The Offer (attached as Annexure "D" to Form 604 dated 31 January 2003);
2. Acceptance Form (attached as Annexure "D" to Form 604 dated 31 January 2003);
3. Notice of Variation dated 14 January 2003 - Withdrawal Rights (attached as Annexure "D" to Form 604 dated 31 January 2003);
4. Notice of Variation dated 22 January 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 31 January 2003);
5. Notice of Variation dated 5 February 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 7 February 2003);
6. Notice of Variation dated 21 February 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 5 March 2003); and
7. Notice of Variation dated 3 March 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 5 March 2003).

Form 1

Reg. 4

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [√] Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. Goodman Fielder Limited
Name of public issuer

Burns, Philp & Company Limited
Name of substantial security holder

Level 23, 56 Pitt Street, Sydney, New South Wales, Australia
Address of substantial security holder

Philip West
Contact name for queries

61 2 9259 1384
Telephone number

2*. 762,683,422
Total number of voting securities of the public issuer in which a relevant interest is held

1,200,562,666
Total number of voting securities issued by public issuer

63.53%
Total percentage

Ordinary Shares
Class of voting securities

One
Number of votes attached to each voting security in that class

3*.

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
Number of voting securities of the class in which a (non-)beneficial relevant interest is held	762,683,422	0
Percentage held at date of THIS notice	63.53%	0%
Percentage held at date of LAST notice (if any)	60.69%	0%

4*. DETAILS OF EACH RELEVANT INTEREST

	BENEFICIAL	NON-BENEFICIAL
5*. Name(s) of registered holder(s)	BPC1 Pty Limited	
Provision(s) of section 5		
6*. Date(s) of transaction(s)	17 March 2003	
7*. Number of voting securities	34,461,609	
Consideration (expressed in NZ$)	NZ$1.7753 per share (A$1.635 per share)	

(See notes on page 2)
Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice ☐

is not required to be filed ☑

has already been filed with the notices dated ☐

9*.

N/A	17 March 2003	
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]	Helen Dorothy Golding	18 March 2003
Signature (unless filed by electronic means other than facsimile)	Full name	Date

Notes:

1. The change in number of voting securities results from the receipt by BPC1 Pty Limited of further acceptances from a wide range of Goodman Fielder shareholders under BPC1 Pty Limited's takeover offer for Goodman Fielder (which is now unconditional).
2. The consideration payable for the shares under the takeover offer is now A$1.635 per share. The original consideration of A$1.85 has been adjusted by the 3.5 cents dividend declared by Goodman Fielder, which had a record date of 21 February 2003 and was payable on 14 March 2003, and the 20 cents special dividend declared by Goodman Fielder, which had a record date of 7 March 2003 and is payable on 11 April 2003. On 13 March 2003 Burns Philp announced it has increased the effective Offer price from $1.615 to $1.635.

   The total consideration will be converted to NZ$ at the rate of A$1.00 = NZ$1.0858 in accordance with the terms of the Bidder's Statement.

Burns Philp

03 MAR 19 AM 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	18 March, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	23 pages (including cover sheet)

FIFTH SUPPLEMENTARY BIDDER'S STATEMENT

Please see attached copy of an announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Freehills

18 March 2003

Our ref FBJ:AJR:30E
Phone 02 9225 5273/5848
Matter no 80386996
Doc no Sydney\004373332

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

BPC1 Pty Limited - takeover bid for Goodman Fielder Limited (ASX code: GMF)
Fifth supplementary bidder's statement

We act for BPC1 Pty Limited (**BPC1**) and Burns, Philp & Company Limited (**Burns Philp**) in relation to BPC1's off-market takeover bid for all the ordinary shares in Goodman Fielder Limited.

We attach, pursuant to paragraph 647(3)(b) of the Corporations Act, BPC1's fifth supplementary bidder's statement dated 18 March 2003.

Yours faithfully
Freehills

Braddon Jolley
Partner

Andrew Rich
Solicitor

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone 61 2 9225 5000 Facsimile 61 2 9322 4000
GPO Box 4227 Sydney NSW 2001 Australia www.freehills.com.au DX 361 Sydney
SYDNEY MELBOURNE PERTH CANBERRA BRISBANE HANOI HO CHI MINH CITY SINGAPORE Correspondent Offices JAKARTA KUALA LUMPUR

BPC1 Pty Limited (ABN 45 101 665 918)
Fifth Supplementary Bidder's Statement

1 Introduction

This document is a supplementary bidder's statement. It is the fifth supplementary bidder's statement issued by BPC1 Pty Limited (ABN 45 101 665 918) (**BPC1**) (a wholly owned subsidiary of Burns, Philp & Company Limited (ABN 65 000 000 359) (**Burns Philp**)) in relation to BPC1's off-market takeover bid for all the Goodman Fielder Limited (ABN 44 000 003 958) (**Goodman Fielder**) shares (the **Offer**) (**Fifth Supplementary Bidder's Statement**).

This Fifth Supplementary Bidder's Statement supplements, and should be read together with, BPC1's original bidder's statement dated 19 December 2002 (**Original Bidder's Statement**), first supplementary bidder's statement dated 3 January 2003, second supplementary bidder's statement dated 14 January 2003, third supplementary bidder's statement dated 3 March 2003 (**Third Supplementary Bidder's Statement**) and fourth supplementary bidder's statement dated 6 March 2003 (**Fourth Supplementary Bidder's Statement**).

2 Increase in effective offer price to A$1.635

On 13 March 2003, BPC1 announced an increase in its effective Offer price to A$1.635 for each Goodman Fielder Share and that this price was final. A copy of BPC1's announcement dated 13 March 2003 is attached as annexure A.

The sum A$1.635 comprises the initial offer price of A$1.85:

- *plus* the increase in the offer price of A$0.02 announced by BPC1 on 13 March 2003;
- *less* the A$0.035 interim dividend announced by Goodman Fielder on 12 February 2003 (the record date for which was 21 February 2003);and
- *less* the A$0.20 special dividend announced by Goodman Fielder on 19 February 2003 (the record date for which was 7 March 2003).

A copy of the notice of variation which formally varies the Offer price is attached as Annexure B.

3 Payment within 5 business days

Under the terms of the Offer, shareholders providing valid acceptances are entitled to payment at the earlier of:

- one month after the date of their acceptance or, if the Offer was subject to a defeating condition at the time of their acceptance, within one month after the takeover contract resulting from their acceptance of the Offer became unconditional; and

- 21 days after the end of the Offer Period.

As announced on 13 March 2003, Burns Philp will shorten the period in which it will pay shareholders, so that shareholders who accepted the Offer on or before 13 March 2003 will be paid (in the manner set out in the Offer) on or before 20 March 2003 (being five business days after the Offer was declared unconditional) and shareholders who accept the Offer after 13 March 2003 will be paid (in the same manner) within five business days after they accept.

4 Extension of Offer to DRP and LTI shares

4.1 Extension of offer

BPC1 is extending its Offer to:

- the 1,213,550 Goodman Fielder shares issued in respect of the A$0.035 interim dividend announced by Goodman Fielder on 12 February 2003 pursuant to the Goodman Fielder Dividend Reinvestment Plan (**DRP Shares**); and
- the 2,165,865 Goodman Fielder shares issued pursuant to the Goodman Fielder Senior Management Long Term Incentive Plan on 23 December 2002 (**LTI Shares**).

A copy of the formal notice of variation which extends the offer to the DRP Shares and the LTI Shares is attached as Annexure B. A copy of the letter being sent to Goodman Fielder shareholders, accompanying the notice of variation is attached as Annexure C.

BPC1's extension of the Offer to the DRP Shares and the LTI Shares is permitted by a declaration granted by ASIC on 12 March 2003 and amended by declaration granted on 17 March 2003. Copies of ASIC's declarations are attached as Annexure D.

As indicated in section 2 above, BPC1 will pay A$1.635 for each of the LTI Shares and DRP Shares.

BPC1 is also currently considering whether to extend the Offer to the 6,078,787 Goodman Fielder shares issued pursuant to the Goodman Fielder Senior Management Long Term Incentive Plan on 13 March 2003.

4.2 Issue of DRP Shares and LTI Shares would not have triggered any bid condition

BPC1 has previously indicated that it would not seek to rely on the issue of the DRP Shares and the 23 December 2002 issue of LTI Shares to withdraw unaccepted Offers under the bid pursuant to section 9.6(p) and paragraph (4) of Annexure G of the Original Bidder's Statement. In any event, on 13 March 2003, BPC1 declared the Offer free from all remaining conditions with the result that the Offer is now unconditional.

5 Funding for increased offer price, DRP Shares and LTI Shares

The maximum cash amount required to settle acceptances under the Offer was set out in section 6.1 of the Original Bidder's Statement.

The following matters set out in this Fifth Supplementary Bidder's Statement are relevant to the maximum cash amount:

- the A$0.02 increase in the Offer price;
- the extension of the Offer to the DRP Shares and the LTI Shares;
- Goodman Fielder's A$0.035 interim dividend;
- Goodman Fielder's A$0.20 special dividend; and
- Burns Philp's acquisition of Goodman Fielder shares on-market on 6 February 2003.

The maximum amount of cash required to fund acceptances of the Offer is now approximately A$1,610 million. The funding arrangements previously disclosed by BPC1 are adequate to meet this figure (and also to meet the acquisition of the Goodman Fielder shares issued on 13 March 2003 pursuant to the Goodman Fielder Senior Management Long Term Incentive Plan, if the Offer is extended to those shares). The funding arrangements for Burns Philp's acquisition of Goodman Fielder shares before 90% acceptances are reached are set out in the Fourth Supplementary Bidder's Statement. The funding arrangements available when 90% acceptances are obtained are set out in the Original Bidder's Statement and Third Supplementary Bidder's Statement.

6 Limited withdrawal rights of Goodman Fielder shareholders

The Withdrawal Facility, described in the Second Supplementary Bidder's Statement and the Third Supplementary Bidder's Statement, allowed holders of Goodman Fielder shareholders who had accepted the Offer to withdraw their acceptance of the Offer under certain circumstances.

This right to withdraw acceptance under the Withdrawal Facility terminated on 13 March 2003 when BPC1 declared the Offer unconditional.

However, holders of Goodman Fielder Shares who accepted the Offer on or before the 3 March 2003 notice of extension of the Offer (extending the Offer Period so that it closes at 7.00pm on 28 March 2003) continue to have a withdrawal right, despite the Offer being made unconditional. This right is granted under section 650E of the Corporations Act and enables those holders to withdraw their acceptance by giving notice to BPC1 within one month after the day on which the copy of the notice of extension was received by that holder.

7 Other information

This Fifth Supplementary Bidder's Statement contains statements which are made in, or based on statements made in, documents lodged with ASIC or given to ASX. Under the terms of ASIC Class Order 01/1543, the parties making those statements are not required to consent to, and have not consented to, inclusion of

those statements in this Fifth Supplementary Bidder's Statement. If Goodman Fielder shareholders or optionholders would like to receive a copy of any of those documents (free of charge), please contact the Goodman Fielder Offer Information Line on 1300 888 943 (callers in Australia) or 0800 006 675 (callers in New Zealand). Callers outside Australia and New Zealand should call int+61 2 9240 7512 (normal call charges apply).

Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this Fifth Supplementary Bidder's Statement.

A copy of this Fifth Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the content of this Fifth Supplementary Bidder's Statement.

Dated: 18 March 2003

Signed for and on behalf of BPC1 following a resolution of the directors of BPC1.

Helen Golding, Company Secretary

Annexure A – BPC1 ASX announcement dated 13 March 2003

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

13 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

REVISED TAKEOVER BID FOR GOODMAN FIELDER, UNCONDITIONAL AND FINAL

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**) for all the ordinary shares in Goodman Fielder Ltd (**Goodman Fielder**).

Burns Philp has held discussions with the board of Goodman Fielder.

Burns Philp has increased its effective Offer price from $1.615 to $1.635. All Goodman Fielder shareholders who have accepted and accept in the future will enjoy this benefit.

Burns Philp has resolved to waive all remaining conditions to the Offer and pay Goodman Fielder shareholders within five business days of this announcement, if they have already accepted, and otherwise five business days after they accept.

Burns Philp confirms that its offer price of $1.635 (after adjustment for dividends declared by Goodman Fielder) is final.

Burns Philp has drawn down under the Share Acquisition Bridge and the Restated Capital Notes Bridge Facility and has, this morning, repaid its Senior Funding Agreement in accordance with the disclosure in the Fourth Supplementary lodged on 6 March 2003.

Burns Philp urges Goodman Fielder shareholders to accept the BPC1 offer without delay.

Yours sincerely

HELEN GOLDING
Company Secretary

Annexure B – Notice of variation dated 17 March 2003

BPC1 Pty Limited (ABN 45 101 665 918)
Company notice – subsection 650D(1) Corporations Act 2001
Notice of variation – change in offer price and extension of offer to recently issued shares

To:
1. **Australian Securities and Investments Commission (ASIC);**
2. **Goodman Fielder Limited (Goodman Fielder);**
3. **the holder of the shares (LTI Shares) issued on 23 December 2002 pursuant to the Goodman Fielder Senior Management Long Term Incentive Plan; and**
4. **all persons to whom shares (DRP Shares) were issued as at 7 March 2003 pursuant to the Goodman Fielder Dividend Reinvestment Plan.**

BPC1 Pty Limited (**BPC1**) gives notice under subsection 650D(1) of the Corporations Act 2001 that:

(a) BPC1 hereby varies its takeover offers dated 3 January 2003 for all of the ordinary shares in Goodman Fielder (**Offers**) which are contained in BPC1's bidder's statement dated 19 December 2002 (**Bidder's Statement**) by:

(1) extending the Offers to the DRP Shares and the LTI Shares; and

(2) varying the Offers, first, to increase the consideration payable by A$0.02 per Goodman Fielder share, and, secondly, so that the consideration payable in respect of each Goodman Fielder share, whether or not the share conferred a right to receive the 3.5 cent interim dividend announced by Goodman Fielder on 12 February 2003 or the 20 cent special dividend announced by Goodman Fielder on 19 February 2003, is reduced by the amount of each of those dividends and, at the same time, BPC1 excludes:

(A) any right under the Offers to have those dividends transferred to it; and

(B) any right under the Offers to set off the amount of those dividends against the consideration offered; and

(b) the Offers are hereby varied by:

(1) deleting "." at the end of section 9.1(d)(2) of the Bidder's Statement and replacing it with "; and"; and

(2) adding a new section 9.1(d)(3), after section 9.1(d)(2) of the Bidder's Statement, as follows:

"any person who is, or who becomes, registered or entitled to be registered as the holder of Goodman Fielder Shares, during the period commencing on the Register Date and ending at the end of the Offer Period, which shares were:

(A) issued in respect of the interim dividend announced by Goodman Fielder on 12 February 2003 pursuant to the Goodman Fielder Limited Dividend Reinvestment Plan (**DRP Shares**) as at 7 March 2003; and

(B) issued on 23 December 2002 pursuant to the Goodman Fielder Limited Senior Management Long Term Incentive Plan (**LTI Shares**)."; and

(3) deleting "$1.85" where appearing in section 9.1(b) of the Bidder's Statement and in the Acceptance Form and replacing it with "$1.635"; and

(4) adding the words "(but not the 3.5 cent interim dividend announced by Goodman Fielder on 12 February 2003 or the 20 cent special dividend announced by Goodman Fielder on 19 February 2003)" after the word "Rights" where first appearing in section 9.5(c) of the Bidder's Statement.

A copy of this notice was lodged with ASIC on 17 March 2003. ASIC takes no responsibility for the contents of this notice.

Dated 17 March 2003

Signed for and on behalf of BPC1 pursuant to a resolution passed by the directors of BPC1.

Helen Golding, Company Secretary

Annexure C – Letter being dispatched to shareholders

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

17 March 2003

Dear Shareholder

RECENT BID PRICE INCREASE AND GOODMAN FIELDER BOARD RECOMMENDATION

As you may be aware, on 13 March 2003, BPC1 Pty Limited (a wholly owned subsidiary of Burns, Philp & Company Limited) (**Burns Philp**) announced:

- it was increasing its effective offer price by A$0.02 to A$1.635 and that this price was final; and
- it had waived all of the outstanding conditions to its offer, so that the offers are unconditional.

Following this, Goodman Fielder Limited (**Goodman Fielder**) announced that its directors had recommended that shareholders accept Burns Philp's revised takeover bid or sell their shares on market. The directors indicated that they would be doing the same. Goodman Fielder also announced that it will grant Burns Philp majority representation on the Goodman Fielder Board in the week commencing 17 March 2003.

NEW ACCEPTANCE FORM AND INSTRUCTIONS

In light of the significant recent developments, and to assist all Goodman Fielder shareholders to accept the offer, a new Acceptance form is enclosed.

- If you have already accepted the offer and you are not a participant in Goodman Fielder's Dividend Reinvestment Plan (**DRP**) you will be paid in 5 business days.
- If you participate in the DRP and:
  - you accepted the takeover offer ***on or after*** 14 March 2003, you do not need to take any further action (see the attached document entitled "Information for Goodman Fielder Dividend Reinvestment Plan Participants");
  - you accepted ***before*** 14 March 2003, you will need to accept the takeover offer again in relation to your DRP Shares (for instructions on how to do this see the attached document entitled "Information for Goodman Fielder Dividend Reinvestment Plan Participants").
- If you have not previously accepted the offer, you can now do so by following the instructions on the enclosed Acceptance Form.

ANY QUESTIONS, CALL HOTLINE

For enquiries regarding the offer, please call the following phone numbers:

Callers in Australia	1300 888 943
Callers in New Zealand	0800 006 675
Callers outside Australia and New Zealand	int+61 2 9240 7512

Burns Philp's offer is scheduled to close at **7.00pm (Sydney time) on 28 March 2003.**

Burns Philp urges you to accept its takeover offer without delay.

Yours sincerely

Helen Golding
Company Secretary

Information for Goodman Fielder Dividend Reinvestment Plan Participants

*If you do **not** participate in Goodman Fielder's Dividend Reinvestment Plan, you can ignore the information in this document.*

BPC1 Pty Limited (a wholly owned subsidiary of Burns, Philp & Company Limited) (**Burns Philp**) is now extending its takeover offer to Goodman Fielder shares that have been issued in respect of the A$0.035 cent interim dividend announced by Goodman Fielder on 12 February 2003 pursuant to the Goodman Fielder Dividend Reinvestment Plan (**DRP Shares**). The takeover bid did not previously extend to those shares. A formal notice of variation extending the offer to the DRP Shares is enclosed.

An explanation of the consideration payable to you in relation to your DRP Shares, and the further action that you may need to take in relation to your DRP Shares, is set out below.

1 Consideration payable for your shares

Burns Philp will pay you A$1.635* for each of your Goodman Fielder shares, including for each of your DRP Shares.

2 Action that may be needed to be taken by you

The action that needs to be taken by you depends on whether and when you accepted or will accept the offer. You will be treated as having accepted the offer when Burns Philp receives or received your acceptance, or if you are CHESS sponsored, when your Broker or Controlling Participant initiates or initiated acceptance.

2.1 Issuer Sponsored holdings

(a) If you accepted the takeover offer before 14 March 2003

If your Goodman Fielder shares are held in an Issuer Sponsored holding and you accepted Burns Philp's offer ***before* 14 March 2003**, you will need to complete, sign and return a new Acceptance Form (in accordance with the instructions on the form) before the end of the offer period to separately accept Burns Philp's offer in relation to your DRP Shares. (For your convenience, a new Acceptance Form accompanies this document.) If you do not return the Acceptance Form before the end of the offer period, and Burns Philp is entitled to compulsorily acquire outstanding Goodman Fielder shares as a result of its offer, your DRP Shares will be compulsorily acquired for A$1.635 per DRP Share. However, if Burns Philp is not entitled to proceed to compulsory acquisition, you will continue to hold your DRP Shares.

(b) If you accept (or accepted) the takeover offer on or after 14 March 2003

If your Goodman Fielder shares are held in an Issuer Sponsored holding and you have accepted Burns Philp's offer ***on or after 14 March 2003***, you do not need to do anything as you will have already accepted Burns Philp's offer for all your Goodman Fielder shares, including your DRP Shares (and you will receive payment for *all* of those shares).

If you wish to accept Burns Philp's offer, but have not yet done so, you can use the Acceptance Form originally sent to you or the new Acceptance Form enclosed with this letter. Please note the instructions in relation to "Sale and Purchase of Shares" on the reverse of the Acceptance Form you are using. If you have not otherwise bought or sold any Goodman Fielder shares, you should amend the number of shares printed on the front of the Acceptance Form so that it represents your holding of shares when Burns Philp's offer was made to you, plus the number of DRP Shares issued to you.

* This sum represents Burns Philp's original offer price of A$1.85 *less* the A$0.035 cent interim dividend announced by Goodman Fielder on 12 February 2003 (the record date for which was 21 February 2003) and *less* the A$0.20 cent special dividend announced by Goodman Fielder on 19 February 2003 (the record date for which was 7 March 2003) *plus* the A$0.02 increase in the offer consideration announced by Burns Philp on 13 March 2003.

2.2 CHESS Sponsored holdings

(a) If you accepted the takeover offer before 14 March 2003

If your Goodman Fielder shares are held in an CHESS Sponsored holding and you accepted Burns Philp's offer ***before* 14 March 2003**, you will need to separately accept Burns Philp's offer in relation to your DRP Shares. To accept the offer for your DRP Shares:

(1) if you are not a Broker or a Non-Broker Participant, you may either:

- complete, sign and return the enclosed Acceptance Form (in accordance with the instructions on the form) before the end of the offer period, thereby authorising Burns Philp to instruct your Controlling Participant on your behalf to initiate acceptance of the offer in relation to your DRP Shares in accordance with Rule 16.3 of the SCH Business Rules; or
- instruct your Broker or Controlling Participant to initiate acceptance of the offer in relation to your DRP Shares in accordance with Rule 16.3 of the SCH Business Rules before the end of the offer period; or

(2) if you are a Broker or a Non-Broker Participant, you must initiate acceptance of the offer in relation to your DRP Shares in accordance with Rule 16.3 of the SCH Business Rules before the end of the offer period.

If you fall into this category, and you do not take the appropriate steps to initiate acceptance of the offer in relation to your DRP Shares before the end of the offer period, and Burns Philp is entitled to compulsorily acquire outstanding Goodman Fielder shares as a result of its offer, your DRP Shares will be compulsorily acquired for A$1.635 per DRP Share. However, if Burns Philp is not entitled to proceed to compulsory acquisition, you will be left holding your DRP Shares.

(b) If you accept (or accepted) the takeover offer on or after 14 March 2003

If your Goodman Fielder shares are held in an CHESS Sponsored holding and you have accepted Burns Philp's offer ***on or after* 14 March 2003**, you do not need to do anything as you will have already accepted Burns Philp's offer for all your Goodman Fielder shares, including your DRP Shares (and you will receive payment for all of those shares).

If you wish to accept the takeover offer but have not yet done so, you can follow the instructions set out in paragraph 2.2(a)(1) and (2) above, in relation to your entire holding (including your DRP Shares). If you are completing an Acceptance Form, you can use the Acceptance Form originally sent to you or the new Acceptance Form enclosed with this letter. Please note the instructions in relation to "Sale and Purchase of Shares" on the reverse of the Acceptance Form you are using. If you have not otherwise bought or sold any Goodman Fielder shares, you should amend the number of shares printed on the front of the Acceptance Form so that it represents your holding of shares when Burns Philp's offer was made to you, plus the number of DRP Shares issued to you.

3 Further information

If you have any further queries in relation to your DRP Shares, you should call one of the following phone numbers:

Callers in Australia	1300 888 943
Callers in New Zealand	0800 006 675
Callers outside Australia and New Zealand	int+61 2 9240 7512

Finally, if you would like a copy of Burns Philp's bidder's statement dated 19 December 2002, or if you would like a copy of any of Burns Philp's supplementary bidder's statements or notices of variation that were issued on or before the date of this letter, please call the above number that is relevant to you and make that request.

BPC1 Pty Limited (ABN 45 101 665 918)
Company notice – subsection 650D(1) Corporations Act 2001
Notice of variation – change in offer price and extension of offer to recently issued shares

To: 1 **Australian Securities and Investments Commission (ASIC);**

2 **Goodman Fielder Limited (Goodman Fielder);**

3 **the holder of the shares (LTI Shares) issued on 23 December 2002 pursuant to the Goodman Fielder Senior Management Long Term Incentive Plan; and**

4 **all persons to whom shares (DRP Shares) were issued as at 7 March 2003 pursuant to the Goodman Fielder Dividend Reinvestment Plan.**

BPC1 Pty Limited (**BPC1**) gives notice under subsection 650D(1) of the Corporations Act 2001 that:

(a) BPC1 hereby varies its takeover offers dated 3 January 2003 for all of the ordinary shares in Goodman Fielder (**Offers**) which are contained in BPC1's bidder's statement dated 19 December 2002 (**Bidder's Statement**) by:

(1) extending the Offers to the DRP Shares and the LTI Shares; and

(2) varying the Offers, first, to increase the consideration payable by A$0.02 per Goodman Fielder share, and, secondly, so that the consideration payable in respect of each Goodman Fielder share, whether or not the share conferred a right to receive the 3.5 cent interim dividend announced by Goodman Fielder on 12 February 2003 or the 20 cent special dividend announced by Goodman Fielder on 19 February 2003, is reduced by the amount of each of those dividends and, at the same time, BPC1 excludes:

(A) any right under the Offers to have those dividends transferred to it; and

(B) any right under the Offers to set off the amount of those dividends against the consideration offered; and

(b) the Offers are hereby varied by:

(1) deleting "." at the end of section 9.1(d)(2) of the Bidder's Statement and replacing it with "; and"; and

(2) adding a new section 9.1(d)(3), after section 9.1(d)(2) of the Bidder's Statement, as follows:

"any person who is, or who becomes, registered or entitled to be registered as the holder of Goodman Fielder Shares, during the period commencing on the Register Date and ending at the end of the Offer Period, which shares were:

(A) issued in respect of the interim dividend announced by Goodman Fielder on 12 February 2003 pursuant to the Goodman Fielder Limited Dividend Reinvestment Plan (**DRP Shares**) as at 7 March 2003; and

(B) issued on 23 December 2002 pursuant to the Goodman Fielder Limited Senior Management Long Term Incentive Plan (**LTI Shares**)."; and

(3) deleting "$1.85" where appearing in section 9.1(b) of the Bidder's Statement and in the Acceptance Form and replacing it with "$1.635"; and

(4) adding the words "(but not the 3.5 cent interim dividend announced by Goodman Fielder on 12 February 2003 or the 20 cent special dividend announced by Goodman Fielder on 19 February 2003)" after the word "Rights" where first appearing in section 9.5(c) of the Bidder's Statement.

A copy of this notice was lodged with ASIC on 17 March 2003. ASIC takes no responsibility for the contents of this notice.

Dated 17 March 2003

Signed for and on behalf of BPC1 pursuant to a resolution passed by the directors of BPC1.

Helen Golding, Company Secretary

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359
ACCEPTANCE FORM

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL ADVISER OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Number of shares

HIN/SRN/CSN

Securities subregister

Takeover Offer by BPC1 Pty Limited (ABN 45 101 665 918) ("BPC") (a wholly owned subsidiary of Burns, Philp & Company Limited) to acquire all your Shares in Goodman Fielder Limited for A$1.635 per Share (or, if your address is in New Zealand, the NZ$ equivalent at the exchange rate determined under the Offer, unless you elect to receive A$1.635 per share in Section B(a) below).

Use this Acceptance Form to accept the Offer from BPC. By accepting this offer, you are accepting for all of the Goodman Fielder Shares described above. You cannot accept the Offer for only part of your holding. You should read the Bidder's Statement which has previously been sent to you. To accept the Offer contained in that document, you must complete this form or the Acceptance Form previously sent to you.

If your Goodman Fielder Shares are held in an Issuer Sponsored holding (as indicated by "Issuer Sponsored" appearing next to the "SUBREGISTER" shown above), please sign and date in the appropriate boxes in section C below.

If your Goodman Fielder Shares are held in a CHESS holding (as indicated by "CHESS" appearing next to the "SUBREGISTER" shown above), please read section A below.

If your address above is in New Zealand OR if your Shares are on the New Zealand register (as indicated by "New Zealand" appearing next to the "SUBREGISTER" shown above) please complete section B below (as applicable) and then sign and date in the appropriate boxes in section C below.

Section A. CHESS holders only

- If your Goodman Fielder Shares are held on the CHESS subregister (shown above), to accept this Offer you can instruct your Controlling Participant (Broker or Non-Broker Participant) to accept the Offer on your behalf (you do not need to return this Acceptance Form); OR
- if you want us to contact your Broker on your behalf, write their details here, sign and date where indicated in Section C and mail or deliver this Acceptance Form in accordance with the instructions overleaf.

Broker details for CHESS holders only

Broker's Name:

Broker's Address:

Broker's Telephone:

Section B. New Zealand shareholders and register only

(a) **Election to receive A$1.635 per Share, instead of its NZ$ equivalent**

If your address above is in New Zealand, please tick this box if you wish to receive your consideration for accepting the Offer in AUSTRALIAN dollars (A$). Please note that in accordance with the terms of the Offer, you will receive consideration for accepting the Offer in New Zealand dollars (NZ$) (at the exchange rate determined under the Offer) UNLESS you tick this box.

(b) **FASTER Identification Number (FIN)**

Please enter your FIN here if you are on the New Zealand subregister (as indicated by New Zealand appearing next to "SUBREGISTER" above).

Section C. Signature of Goodman Fielder Shareholder(s)*

IMPORTANT: Please see overleaf for signing declaration and further important instructions.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Secretary *(if Australian company)*	Director/Company Secretary *(if company)*	Director *(if company)*
	/ /	
Sole Director *(if New Zealand company)*	Date	

Please enter your telephone number where you may be contacted during business hours: (______)______________

***YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD WHICH IS 7.00pm SYDNEY TIME ON 28 MARCH 2003 (UNLESS THE OFFER IS EXTENDED).**

GMFT TKO002

Further Important Instructions

Words used in this Acceptance Form have the same meaning as those defined in the Definitions set out in Section 10 of the Bidder's Statement.

1 Acceptance Instructions

- **Please check the front page** of this Acceptance Form to ensure that your address and the number of Goodman Fielder Shares shown are correct. If incorrect, please write your correct details and initial changes.
- **Where appropriate, please sign and date this Acceptance Form** in the box for signature set out in section C on the front page of this Acceptance Form.
- **Joint shareholders:** If your Goodman Fielder Shares are held in the names of more than one person, all of you must sign this Acceptance Form.
- **Companies:** This form must be signed by two directors, a director and company secretary, or by the sole director in the case of an Australian company with a sole director who is also the sole company secretary or in the case of a New Zealand company with a sole director and no company secretary. Delete titles as applicable.
- **Under powers of attorney:** If this Acceptance Form is signed under a power of attorney, please attach a certified copy of power of attorney to this Acceptance Form when you return it.
- **Deceased estates:** When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of section 1071B(9)(b)(iii) of the Corporations Act
- **CHESS Holdings:** If your Goodman Fielder Shares are held in a CHESS Holding, please instruct your Controlling Participant (Broker or Non-Broker Participant) to accept the Offer in accordance with the SCH Business Rules.
- **Sale and purchase of shares:** You can only accept the Offer for all of your Goodman Fielder Shares. The number of shares shown on the front page of this Acceptance Form is the number of shares registered in your name as at 14 March 2003. If that number does not represent your current holding, for example because you accepted the Offer before 14 March 2003 and have recently acquired shares (including under the Dividend Reinvestment Plan), please amend the number of Goodman Fielder Shares shown on the front page of this Acceptance Form so that it represents your entire holding and initial the amendment.

Information you supply on this Acceptance Form will be used by BPC and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to BPC's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2 Signing Declaration

By signing this Acceptance Form, I/We, the person(s) named, being the holder(s) of the Goodman Fielder Shares shown:

(a) accept the Offer in respect of all my/our Goodman Fielder Shares and hereby agree to transfer to BPC the number of Goodman Fielder Shares described above for the consideration specified in the Offer;

(b) agree to be bound by the terms and conditions of the Offer (including my/our representations, warranties and agreements) set out in Section 9 of the Bidder's Statement; and

(c) if the Goodman Fielder Shares described above are held on the CHESS subregister, authorise BPC to instruct my/our Broker (or other Controlling Participant) to accept the Offer on my/our behalf.

If this Acceptance Form is signed under power of attorney, the attorney declares that he/she has no notice of the revocation of the power of attorney.

3 Mail or Delivery Instructions

- Goodman Fielder Shareholders should mail or deliver their completed Acceptance Form(s) and any other documents required by these instructions to:

Mail to:	or	**Deliver in person to:**
ASX Perpetual Registrars Limited Goodman Fielder takeover offer Locked Bag A14 SYDNEY SOUTH NSW 1234 AUSTRALIA		ASX Perpetual Registrars Limited Goodman Fielder takeover offer Level 8, 580 George Street SYDNEY NSW 2000 AUSTRALIA

- A reply paid envelope is enclosed to Goodman Fielder Shareholders with Australian addresses. An international reply paid envelope is enclosed to Goodman Fielder Shareholders with addresses outside Australia.

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR ABOUT HOW TO ACCEPT THE OFFER, PLEASE CALL THE GOODMAN FIELDER OFFER INFORMATION LINE ON 1300 888 943 (GOODMAN FIELDER SHAREHOLDERS RESIDENT IN NEW ZEALAND SHOULD DIAL 0800 006 675. OTHER INTERNATIONAL CALLERS DIAL +612 9240 7512). PLEASE NOTE THAT THE CORPORATIONS ACT MAKES IT COMPULSORY FOR ALL CALLS MADE TO OR RECEIVED BY THE GOODMAN FIELDER OFFER INFORMATION LINES TO BE RECORDED, INDEXED AND STORED.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

ACCEPTANCE FORM

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL ADVISER OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Number of shares

HIN/SRN/CSN

Securities subregister

Takeover Offer by BPC1 Pty Limited (ABN 45 101 665 918) ("BPC") (a wholly owned subsidiary of Burns, Philp & Company Limited) to acquire all your Shares in Goodman Fielder Limited for A$1.635 per Share (or, if your address is in New Zealand, the NZ$ equivalent at the exchange rate determined under the Offer, unless you elect to receive A$1.635 per share in Section B(a) below).

Use this Acceptance Form to accept the Offer from BPC. By accepting this offer, you are accepting for all of the Goodman Fielder Shares described above. You cannot accept the Offer for only part of your holding. You should read the Bidder's Statement which has previously been sent to you. To accept the Offer contained in that document, you must complete this form or the Acceptance Form previously sent to you.

If your Goodman Fielder Shares are held in an Issuer Sponsored holding (as indicated by "Issuer Sponsored" appearing next to the "SUBREGISTER" shown above), please sign and date in the appropriate boxes in section C below.

If your Goodman Fielder Shares are held in a CHESS holding (as indicated by "CHESS" appearing next to the "SUBREGISTER" shown above), please read section A below.

If your address above is in New Zealand OR if your Shares are on the New Zealand register (as indicated by "New Zealand" appearing next to the "SUBREGISTER" shown above) please complete section B below (as applicable) and then sign and date in the appropriate boxes in section C below.

Section A. CHESS holders only

- If your Goodman Fielder Shares are held on the CHESS subregister (shown above), to accept this Offer you can instruct your Controlling Participant (Broker or Non-Broker Participant) to accept the Offer on your behalf (you do not need to return this Acceptance Form); OR
- if you want us to contact your Broker on your behalf, write their details here, sign and date where indicated in Section C and mail or deliver this Acceptance Form in accordance with the instructions overleaf.

Broker details for CHESS holders only

Broker's Name:

Broker's Address:

Broker's Telephone:

Section B. New Zealand shareholders and register only

(a) **Election to receive A$1.635 per Share, instead of its NZ$ equivalent**

If your address above is in New Zealand, please tick this box if you wish to receive your consideration for accepting the Offer in AUSTRALIAN dollars (A$). Please note that in accordance with the terms of the Offer, you will receive consideration for accepting the Offer in New Zealand dollars (NZ$) (at the exchange rate determined under the Offer) UNLESS you tick this box.

(b) **FASTER Identification Number (FIN)**

Please enter your FIN here if you are on the New Zealand subregister (as indicated by New Zealand appearing next to "SUBREGISTER" above).

Section C. Signature of Goodman Fielder Shareholder(s)*

IMPORTANT: Please see overleaf for signing declaration and further important instructions.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Secretary *(if Australian company)*	Director/Company Secretary *(if company)*	Director *(if company)*
Sole Director *(if New Zealand company)*	Date / /	

Please enter your telephone number where you may be contacted during business hours: (_____)__________________

***YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD WHICH IS 7.00pm SYDNEY TIME ON 28 MARCH 2003 (UNLESS THE OFFER IS EXTENDED).**

GFZT TKO002

Further Important Instructions

Words used in this Acceptance Form have the same meaning as those defined in the Definitions set out in Section 10 of the Bidder's Statement.

1 Acceptance Instructions

- **Please check the front page** of this Acceptance Form to ensure that your address and the number of Goodman Fielder Shares shown are correct. If incorrect, please write your correct details and initial changes.
- **Where appropriate, please sign and date this Acceptance Form** in the box for signature set out in section C on the front page of this Acceptance Form.
- **Joint shareholders**: If your Goodman Fielder Shares are held in the names of more than one person, all of you must sign this Acceptance Form.
- **Companies**: This form must be signed by two directors, a director and company secretary, or by the sole director in the case of an Australian company with a sole director who is also the sole company secretary or in the case of a New Zealand company with a sole director and no company secretary. Delete titles as applicable.
- **Under powers of attorney**: If this Acceptance Form is signed under a power of attorney, please attach a certified copy of power of attorney to this Acceptance Form when you return it.
- **Deceased estates**: When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of section 1071B(9)(b)(iii) of the Corporations Act
- **CHESS Holdings**: If your Goodman Fielder Shares are held in a CHESS Holding, please instruct your Controlling Participant (Broker or Non-Broker Participant) to accept the Offer in accordance with the SCH Business Rules.
- **Sale and purchase of shares**: You can only accept the Offer for all of your Goodman Fielder Shares. The number of shares shown on the front page of this Acceptance Form is the number of shares registered in your name as at 14 March 2003. If that number does not represent your current holding for example because you accepted the Offer before 14 March 2003 and have recently acquired shares (including under the Dividend Reinvestment Plan), please amend the number of Goodman Fielder Shares shown on the front page of this Acceptance Form so that it represents your entire holding and initial the amendment.

Information you supply on this Acceptance Form will be used by BPC and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to BPC's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see ASX Perpetual's privacy policy on its website www.asxperpetual.com.au.

2 Signing Declaration

By signing this Acceptance Form, I/We, the person(s) named, being the holder(s) of the Goodman Fielder Shares shown:

(a) accept the Offer in respect of all my/our Goodman Fielder Shares and hereby agree to transfer to BPC the number of Goodman Fielder Shares described above for the consideration specified in the Offer;

(b) agree to be bound by the terms and conditions of the Offer (including my/our representations, warranties and agreements) set out in Section 9 of the Bidder's Statement; and

(c) if the Goodman Fielder Shares described above are held on the CHESS subregister, authorise BPC to instruct my/our Broker (or other Controlling Participant) to accept the Offer on my/our behalf.

If this Acceptance Form is signed under power of attorney, the attorney declares that he/she has no notice of the revocation of the power of attorney.

3 Mail or Delivery Instructions

- Goodman Fielder Shareholders should mail or deliver their completed Acceptance Form(s) and any other documents required by these instructions to:

Mail to:

ASX Perpetual Registrars Limited
Goodman Fielder takeover offer
Locked Bag A14
SYDNEY SOUTH NSW 1234
AUSTRALIA

or **Deliver in person to:**

ASX Perpetual Registrars Limited
Goodman Fielder takeover offer
Level 8, 580 George Street
SYDNEY NSW 2000
AUSTRALIA

- A reply paid envelope is enclosed to Goodman Fielder Shareholders with Australian addresses. An international reply paid envelope is enclosed to Goodman Fielder Shareholders with addresses outside Australia.

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR ABOUT HOW TO ACCEPT THE OFFER, PLEASE CALL THE GOODMAN FIELDER OFFER INFORMATION LINE ON 1300 888 943 (GOODMAN FIELDER SHAREHOLDERS RESIDENT IN NEW ZEALAND SHOULD DIAL 0800 006 675. OTHER INTERNATIONAL CALLERS DIAL +612 9240 7512). PLEASE NOTE THAT THE CORPORATIONS ACT MAKES IT COMPULSORY FOR ALL CALLS MADE TO OR RECEIVED BY THE GOODMAN FIELDER OFFER INFORMATION LINES TO BE RECORDED, INDEXED AND STORED.

Annexure D – Copies of ASIC declarations

Australian Securities and Investments Commission
Corporations Act 2001 – Paragraph 655A(1)(b) - Declaration

Pursuant to paragraph 655A(1)(b) of the Corporations Act 2001 ("**Act**") the Australian Securities and Investments Commission ("**ASIC**") declares that Chapter 6 of the Act applies to the person specified in Schedule A in relation to the securities specified in Schedule B in the case referred to in Schedule C as if:

1) Part 6.4 Division 1 of the Act was modified by inserting a new subsection 617(2A) as follows:

"617(2A) The bid may also extend to all securities that come to be in the bid class during the period from and including the date set by the bidder under subsection 633(2) to the date immediately before the date on which a notice under section 650D giving effect to a variation of the offers under the bid pursuant to section 650BA is lodged with ASIC.";

2) section 650A was modified by:

(a) inserting "650BA," after "section 650B," where first appearing in subsection 650A(1); and

(b) inserting "650BA," after "section 650B," where first appearing in subsection 650A(2);

3) a new section 650BA was inserted as follows:

"650BA(1) The bidder may vary the offers made under the bid to extend the offer to securities that come to be in the bid class during the period from and including the date set by the bidder under subsection 633(2) to the date immediately before the date on which a notice under section 650D giving effect to such a variation is lodged with ASIC.

650BA(2) The bidder may vary the offers made under the bid to reduce the consideration offered by the amount of a dividend, only if:

(a) the bidder, at the same time, varies the offer to exclude:

(i) the right (if any) under the terms of the offer to have that dividend transferred to the bidder; and

(ii) the right (if any) to set off the amount of that dividend against the consideration offered; and

(b) the "Record Date" (as defined in the operating rules of ASX Settlement and Transfer Corporation Pty Limited) for that dividend is during the offer period."; and

4) subsection 650D(2) was modified by inserting, after "be sent a copy if:" and before paragraph (a), a new paragraph (aa) as follows:

"(aa) the variation relates to subsection 650BA(1) or (2); or"

SCHEDULE A

BPC1 Pty Limited ABN 45 101 665 918 ("**Bidder**")

SCHEDULE B

All fully paid ordinary shares in Goodman Fielder Limited ABN 44 000 003 958 ("**Target**") issued by the Target:

(a) after 9.00am (Sydney Time) on 23 December 2002 pursuant to the Goodman Fielder Limited Senior Management Long Term Incentive Plan ("**LTI Shares**"); or

(b) in respect of the interim dividend announced by the Target on 12 February 2003 pursuant to the Goodman Fielder Ltd Dividend Reinvestment Plan ("**DRP Shares**").

SCHEDULE C

A takeover bid by the Bidder for all the issued shares in the Target ("**Takeover Bid**") in respect of which a bidder's statement and offer document (together, "**Bidder's Statement**") was lodged with ASIC on 19 December 2002 and:

1. the Bidder has stated that it will not seek to rely on the issue of the LTI Shares and the DRP Shares to withdraw unaccepted offers under the bid pursuant to clause 9.6(p) and paragraph (4) of Annexure G of the Bidder's Statement;
2. the Bidder prepares a notice pursuant to section 650D of the Act ("**Notice of Variation**");
3. the Bidder sends to:
   (a) each holder of LTI Shares a copy of the Bidder's Statement, all supplementary bidder's statements that have been sent to Target shareholders up to the date of this instrument and all notices of variation dated up to the date of this instrument;
   (b) each holder of LTI Shares and all persons to whom DRP Shares were issued as at 7 March 2003 a copy of the Notice of Variation; and
   (c) all persons to whom DRP Shares were issued as at 7 March 2003 information about how these holders can obtain from the Bidder a copy of the Bidder's Statement, all supplementary bidder's statements that have been sent to Target shareholders up to the date of this instrument and all notices of variation dated up to the date of this instrument; and
4. the offer period for the Takeover Bid does not end until at least 10 days after the Notice of Variation has been sent to the persons described in paragraph 3 of this Schedule C.

Dated this 12th day of March 2003



....

Signed by Belisa Jong
as delegate of the Australian Securities and Investments Commission

Australian Securities and Investments Commission
Corporations Act 2001 – Paragraph 655A(1)(b) - Declaration

Pursuant to paragraph 655A(1)(b) of the Corporations Act 2001 ("**Act**") the Australian Securities and Investments Commission ("**ASIC**") varies the declaration dated 12 March 2002 being instrument number 03/0182 ("**Instrument**") by:

1. In paragraph 4 of the Instrument, following paragraph 650D(2)(aa) of the Act, inserting a new paragraph 650D(2)(ab) of the Act as follows:

   "(ab) the variation relates to paragraph 650B(1)(a); or".

2. In Schedule B of the Instrument, following the words "by the Target" and before the colon, inserting the words "and including those shares issued".

3. In Schedule C of the Instrument:

   (a) deleting paragraph 1 and amend paragraph numbers accordingly; and

   (b) inserting after paragraph 4 (which becomes paragraph 3), the following new paragraphs:

   "4. the Bidder prepares a notice pursuant to section 650D of the Act ("**Increase Notice of Variation**") in relation to the variation under paragraph 650B(1)(a) of the Act; and

   5. the Bidder sends that Increase Notice of Variation to all persons who hold securities in the bid class as at 9 am (Sydney time) on the business day preceding the date of lodgement of the Increase Notice of Variation with ASIC."

Dated this 17th day of March 2003

Signed by Eugene Tan
as delegate of the Australian Securities and Investments Commission